Exhibit 12

NCO Group, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	For the Three Months Ended March 31,
	2008	2007
Earnings:
Add:
(Loss) income before income taxes and minority interest	$(12,805)	$(1,886)
Fixed charges	25,853	27,437
Amortization of capitalized interest	3	3

	13,051	25,554
Subtract:
Distributions to minority holders	3,347	747

Earnings	$9,704	$24,807

Fixed Charges:
Interest expense	$22,407	$24,342
Portion of rentals deemed to be interest	3,446	3,095

	$25,853	$27,437

Ratio of earnings to fixed charges	0.4 x	0.9 x